7244 Perkins Road Baton Rouge, Louisiana 70808 Telephone: (225) 227-2222 Fax: (225) 227-2223

June 26, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Investar Holding Corporation (CIK 0001602658)
Registration Statement on Form S-1 (File No. 333-196014)

Ladies and Gentlemen:

Investar Holding Corporation (the “Registrant”) hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-referenced Registration Statement. The Registrant requests that the Registration Statement become effective at 3:00 p.m., Eastern time, on June 30, 2014, or as soon thereafter as possible.

In connection with this acceleration request, the Registrant acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the foregoing, please call the undersigned at (225) 448-5461. Thank you for your assistance.

Very truly yours,

INVESTAR HOLDING CORPORATION

/s/ John J. D’Angelo

President and Chief Executive Officer

cc:	Ms. Kathryn McHale
Securities and Exchange Commission